Exhibit 99.1

SSLJ.COM LIMITED

23/F, Block 4, Oceanwide International SOHO Town,

Jianghan District, Wuhan, P.R.China 430000

(86)27-83668638

NOTICE OF MEETING

To our Shareholders:

This Notice of Meeting and accompanying Proxy Statement are furnished to you by SSLJ.com Limited, a Cayman Islands exempted company (the “Company” or “us” or “we” or “our”) in connection with the extraordinary general meeting of holders (the “Shareholders”) of our Class A and Class B ordinary shares (collectively “Capital Stock”) that will be held at 10:00 A.M. Eastern Standard Time on October 15, 2018 at the Company’s counsel’s office with the address of 1185 Avenue of the Americas, 37th Floor, New York, NY 10036.

The purpose of the Meeting is to i) elect five (5) nominees named in the attached proxy statement as directors to be elected for the term provided herein and until their successors have been duly elected and qualified (“Proposal 1”) and ii) remove any other directors not elected at the Meeting (“Proposal 2”).

We have established the close of business on September 20, 2018 (the “Record Date”), as the record date for determining Shareholders entitled to notice of, and to vote at, the Meeting and any adjournments or postponements thereof. Directors are to be elected by the affirmative vote of a majority of the votes cast at the Meeting by the Shareholders present in person or represented by proxy and entitled to vote on the election of directors. Failure to vote will not be counted “for” or “against” a nominee named in the Proposal. We recommend that all Shareholders approve Proposal 1 and Proposal 2, by marking the box entitled “FOR” with respect to both Proposal 1 and Proposal 2 and submitting their votes by one of the methods set forth in the form of Proxy Card which is attached as Exhibit 99.3 to the current report on Form 6-K.

Whether or not you expect to be present, please sign, date and return the enclosed Proxy Card in the pre-addressed envelope provided for that purpose as promptly as possible. No postage is required if mailed in the United States.

By Order of the Board of Directors of SSLJ.com Limited

/s/ Warren Wang

Warren Wang

Chairman and Chief Executive Officer

September 14, 2018

All shareholders are invited to attend the Extraordinary Meeting in person. Those shareholders who are unable to attend are respectfully urged to execute and return the Proxy Card enclosed with this Proxy Statement as promptly as possible. Shareholders who execute a Proxy Card may nevertheless attend the Extraordinary Meeting, revoke their proxy and vote their shares in person. “Street name” shareholders who wish to vote their shares in person will need to obtain a voting instruction form from the brokers or nominees in whose name their shares are registered.